Filed Pursuant to Rule 433
Registration Statement No. 333-262557

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to an International Equity Index Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure
An international equity basket index comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity
•    2-to-1 leveraged upside exposure to increases in the Market Measure, subject to the Capped Value
•    1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Participation Rate	200.00%
Capped Value	[$11.90 to $12.30] per unit, a [19.00% to 23.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	90.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/947263/000114036122010773/brhc10035449_fwp.htm
Exchange Listing	No
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment May result in a loss; there is no guaranteed return of principal.
•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.
Your investment return is limited to the return represented by the Capped Value and may be less than a comparable

•	investment directly in the stocks included in the Market Measure. Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary
•
market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive

•
securities or dividends or other distributions by the issuers of the securities included in the Basket Components. Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the

•	countries represented by the Basket Components.
•	Recent executive orders could adversely affect your investment in the notes.
The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-30.00%	$8.00	-20.00%
-20.00%	$9.00	-10.00%
-10.00%(1)	$10.00	0.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
2.00%	$10.40	4.00%
5.00%	$11.00	10.00%
10.50%	$12.10(2)	21.00%
20.00%	$12.10	21.00%
30.00%	$12.10	21.00%
40.00%	$12.10	21.00%
50.00%	$12.10	21.00%
100.00%	$12.10	21.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.